                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                            Pioneer Bancshares, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    72356P103
                                    ---------
                                 (CUSIP Number)

                              Mary Neil Price, Esq.
                            Executive Vice President
                                       and
                                 General Counsel
                           First American Corporation
                              First American Center
                         Nashville, Tennessee 37237-0721
                                 (615) 748-2049
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 1998
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

This Document Consists of 91 Pages.

An Exhibit Index Appears on Sequentially Numbered Page 13.

CUSIP No. 72356P103                  Schedule 13D                Page 2 of 91
          ---------


1.      Name of Reporting Person:  First American Corporation
        I.R.S. Identification No. 62-079975

2.      Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                          (b) [  ]

3.      SEC Use Only

4.      Source of Funds:  WC, OO

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant To Items 2(d) or 2(e)               [  ]

6.      Citizenship or Place of Organization:  Tennessee

Number of                    7.  Sole Voting Power:           0(1)
  Shares
Beneficially                 8.  Shared Voting Power:         0(1)
 Owned by
   Each                      9.  Sole Dispositive Power:      0(1)
 Reporting
  Person                    10.  Shared Dispositive Power:    0(1)
   With

11.     Aggregate Amount Beneficially Owned by Each Reporting
        Person:  0(1)

12.     Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                         [X]

13.     Percent of Class Represented by Amount in Row 11:  0%(1)

14.     Type of Reporting Person:  HC, CO

---------------
(1) The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 748,222 shares of Pioneer Common Stock (as defined herein) or approximately 16.6% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

CUSIP No. 72356P103                  Schedule 13D                Page 3 of 91
          ---------

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Pioneer Bancshares, Inc. ("Pioneer") (the "Pioneer Common Stock"). The address of the principal executive offices of Pioneer is 801 Broad Street, Chattanooga, Tennessee 37402.


Item 2.  Identity and Background.

         This statement is filed on behalf of First American Corporation
("First American"). First American is a Tennessee corporation with its principal executive offices at First American Center, Nashville, Tennessee 37237. First American is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of First American containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

         During the past five years, neither First American nor, to the best of First American's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         It presently is anticipated that shares of Pioneer Common Stock as described in Item 4 would be purchased either with working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

Item 4.  Purpose of Transaction.

         Pursuant to an Agreement and Plan of Merger, dated as of May 28, 1998 (the "Agreement"), by and between First American and Pioneer, and in consideration thereof, Pioneer

CUSIP No. 72356P103                  Schedule 13D                Page 4 of 91
          ---------


issued an option to First American on May 28, 1998 (the "Option") to purchase, under certain conditions, up to 748,222 shares of Pioneer Common Stock subject to adjustment under certain circumstances at a purchase price of $67.50 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to First American pursuant to a Stock Option Agreement, dated as of May 28, 1998 (the "Option Agreement"), between First American and Pioneer. Copies of the Agreement and the Option Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full. Descriptions of certain provisions of the Agreement and the Option Agreement set forth below are qualified in their entirety by reference to the Exhibits.

         The Agreement provides, among other things, for the merger of Pioneer with and into First American, with First American as the corporation surviving from the merger (the "Merger). Upon consummation of the Merger, which is subject to the approval of the Pioneer stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Pioneer Common Stock (excluding shares held by Pioneer, or First American, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted and shares subject to dissenters' rights) issued and outstanding shall be converted into 1.65 shares, subject to possible adjustment under certain circumstances as set forth in the Agreement, of the common stock of First American, $2.50 par value per share ("First American Common Stock") (the "Exchange Ratio"). The Agreement also provides that Pioneer will operate its business in the usual, regular and ordinary course and will not take or agree to take certain actions (described in the Agreement) with respect to its business without the prior written consent of First American.

         Under the Agreement, Pioneer has the right to terminate the Agreement during the five-day period commencing two days after the Determination Date (as defined in the Agreement) if (i) the Average Closing Price (as defined in the Agreement) of First American Common Stock is less than the product of .80 and the Starting Price (as defined in the Agreement), and (ii) (a) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "First American Ratio") shall be less than (b) the quotient obtained by dividing the Index Price (as defined in the Agreement) on the Determination Date by the Index Price on the Starting Date (as defined in the Agreement) and subtracting 0.15 from the quotient. First American has the right to elect to adjust the Exchange Ratio in accordance with terms of the Agreement, and thereby eliminate Pioneer's right to terminate the Agreement.

         The Option Agreement was executed to facilitate the consummation of the Merger and provides that if (i) First American is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, First American may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

CUS
IP No. 72356P103                  Schedule 13D                Page 5 of 91
          ---------



     A. Pioneer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than First American or any subsidiary of First American) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving Pioneer or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets of Pioneer and its subsidiaries, or (3) the issuance, sale or other disposition of 20% or more of the voting securities of Pioneer or any of its subsidiaries; or

     B. any third party (other than First American or any subsidiary of First American) acquires, or obtains the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Pioneer Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Agreement in accordance with its terms (other than a termination of the Agreement by First American in the event of a material breach of a representation, warranty or covenant by Pioneer (but only if such termination was a result of a willful breach by Pioneer) (each a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below); (iii) 12 months after a Default Termination (provided, that if, within 12 months after such termination of the Agreement, a Purchase Event or a Preliminary Purchase Event shall occur, then notwithstanding anything to the contrary contained in the Option Agreement, the Option shall terminate 12 months after the first occurrence of such an event); and (iv) except as provided in the preceding clause (iii), 12 months after any termination of the Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event. For purposes of the Option Agreement, a "Preliminary Purchase Event" means (A) the commencement by any third party of a tender or exchange offer to purchase 20% or more of the outstanding shares of Pioneer Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the stockholders of Pioneer to approve the Agreement, the failure to hold a meeting of the Pioneer stockholders to approve the Agreement or the withdrawal or modification in a manner adverse to First American of the recommendation of Pioneer's Board of Directors with respect to the Agreement.

         At the request of First American at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50% or more of the outstanding shares of Pioneer Common Stock, and ending upon the earlier of 12 months immediately thereafter or termination of the Option, Pioneer will repurchase from First American (i) the Option, and (ii) all shares of Pioneer Common Stock purchased by First American pursuant to the Option Agreement, at a specified price.

         Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of Pioneer with, or sale by Pioneer of substantially all of its assets to, a third party (other than First American or a subsidiary of First American), the Holder (as defined in the Option Agreement) is entitled to receive for each Option Share with respect to which the Option has not been exercised an amount of consideration in the form of and equal to the per-share amount of consideration that

CUSIP No. 72356P103                  Schedule 13D                Page 6 of 91
          ---------



would be received by the holder of one share of Pioneer Common Stock less the Purchase Price.

         Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), First American does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Pioneer, including any change in the number or term of Pioneer directors or the filling of any existing vacancies on the Board of Directors of Pioneer; (iv) any material change in the present capitalization or dividend policy of Pioneer; (v) any other material change in the business or corporate structure of Pioneer; (vi) changes in Pioneer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Pioneer by any person; (vii) causing a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         The 748,222 shares of Pioneer Common Stock which are purchasable by First American upon exercise of the Option are equal to approximately 19.9% of Pioneer Common Stock, based on the 3,759,912 shares of Pioneer Common Stock issued and outstanding on May 28, 1998, before taking into consideration the 748,222 shares of Pioneer Common Stock that would be issued pursuant to the Option (or approximately 16.6% after taking into consideration such shares).

         The Option Agreement contains anti-dilution provisions which provide that the number of shares of Pioneer Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Pioneer Common Stock or the subdivision or reclassification of Pioneer Common Stock, as set forth in the Option Agreement. If any additional shares of Pioneer Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option), shall be adjusted so that such number of shares following such issuance shall equal 19.9% of the number of shares of Pioneer Common Stock then issued and outstanding without giving effect to the Option. First American expressly disclaims any beneficial ownership of the shares of Pioneer Common Stock which are purchasable by First American upon exercise of the

CUSIP No. 72356P103                  Schedule 13D                Page 7 of 91
          ---------



Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

         Other than as set forth in this Item 5, (i) neither First American nor any subsidiary or affiliate of First American or, to the best of First American's knowledge, any of its or their executive officers or directors beneficially owns any shares of Pioneer Common Stock, and (ii) there have been no transactions in the shares of Pioneer Common Stock effected during the past 60 days by First American, nor to the best of First American's knowledge, by any subsidiary or affiliate of First American or any of its or their executive officers or directors.

         No other person is known by First American to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pioneer Common Stock obtainable by First American upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Agreement and the Option Agreement, copies of which (excluding certain exhibits) are incorporated by reference herein, to the best of First American's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between such persons and any person with respect to any securities of Pioneer.


Item 7.  Material to be Filed as Exhibits.

1.         Agreement and Plan of Merger dated as of May 28, 1998.

2.         Stock Option Agreement dated as of May 28, 1998

CUSIP No. 72356P103                  Schedule 13D                Page 8 of 91
          ---------



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  June 5, 1998                    First American Corporation



                                       By:  /s/ Mary Neil Price
                                           ------------------------------------
                                            Mary Neil Price,
                                            Executive Vice President and
                                            General Counsel

CUSIP No. 72356P103                  Schedule 13D                Page 9 of 91
          ---------


                                   SCHEDULE I

Following is a list of the executive officers and directors of First American Corporation as of June 1, 1998:


Executive Officers:

Name                              Office
----------------------------------------------------------------------------------
Dennis C. Bottorff           Chairman and Chief Executive
                               Officer
----------------------------------------------------------------------------------
Melissa J. Buffington        Executive Vice President, Director of Human
                               Resources
----------------------------------------------------------------------------------
R. Booth Chapman             Executive Vice President, Independent Loan Review
----------------------------------------------------------------------------------
Brian L. Cooper              Executive Vice President, Marketing
----------------------------------------------------------------------------------
Emery F. Hill                Executive Vice President, Operations and
                               Technology
----------------------------------------------------------------------------------
Rufus B. King                Executive Vice President, Chief Credit Officer
----------------------------------------------------------------------------------
Robert A. McCabe, Jr.        Vice Chairman and President,
                               First American Enterprises
----------------------------------------------------------------------------------
Howard McMillan              Chairman of Deposit Guaranty
                               System
----------------------------------------------------------------------------------
Dale W. Polley               President, Principal Financial
                               Officer
----------------------------------------------------------------------------------
Joe Powell                   Executive Vice President, Bank Investments and
                               Investor Relations
----------------------------------------------------------------------------------
Mary Neil Price              Executive Vice President, General Counsel and
                               Corporate Secretary
----------------------------------------------------------------------------------
E.B. Robinson, Jr.           Vice Chairman, Chief Operating Officer and President,
                               First American Bank
----------------------------------------------------------------------------------
Terry S. Spencer             Executive Vice President, Treasurer
----------------------------------------------------------------------------------
Claire W. Tucker             President, Corporate Banking
                               Group
----------------------------------------------------------------------------------
M. Terry Turner              President, Retail Banking Group
----------------------------------------------------------------------------------
M. Jack Vannatta             Executive Vice President, Controller and Principal
                               Accounting Officer
----------------------------------------------------------------------------------
Steve Walker                 President, C&P Banking Group
----------------------------------------------------------------------------------

     The business address for each executive officer is First American Corporation, First American Center, Nashville, Tennessee 37237, except for Messrs. McMillan and Robinson, for whom the business address is One Deposit Guaranty Plaza, 4th Floor, Jackson, Mississippi 39205

CUSIP No. 72356P103                  Schedule 13D                Page 10 of 91
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Directors:

Name and Occupation                               Business or Residence Address

---------------------------------------------------------------------------------------
Mr. Dennis C. Bottorff                            First American Corporation
Chairman & Chief Executive Officer                First American Center
                                                  Nashville, TN  37237
---------------------------------------------------------------------------------------
Mr. Earnest W. Deavenport, Jr.                    Eastman Chemical Company
Chairman & Chief Executive Officer                Eastman Road - P.O. Box 511
                                                  Kingsport, TN 37662
---------------------------------------------------------------------------------------
Mr. Reginald D. Dickson                           4301 Roland Boulevard
President Emeritus                                Pasadena Hills, MO 63121-2523
INROADS, Inc.
Chairman
Buford, Dickson, Harper
  & Sparrow, Inc.
---------------------------------------------------------------------------------------
Mr. James A. Haslam II                            Pilot Corporation
Chairman of the Board                             P.O. Box 10146
                                                  Knoxville, TN 37919
---------------------------------------------------------------------------------------
Mr. Warren A. Hood, Jr.                           Hood Industries, Inc.
Chairman                                          P.O. Box 682
                                                  Hattiesburg, MS 39403
---------------------------------------------------------------------------------------
Mrs. Martha R. Ingram                             Ingram Industries, Inc.
Chairman of the Board                             4400 Harding Road
                                                  Nashville, TN 37205
---------------------------------------------------------------------------------------
Mr. Walter G. Knestrick                           Walter Knestrick Contractor, Inc.
Chairman of the Board                             2617 Grandview Avenue
                                                  Nashville, TN 37222
---------------------------------------------------------------------------------------
Mr. Gene C. Koonce                                Atmost Energy Corporation
Vice Chairman                                     United Cities Gas Company
                                                  5300 Maryland Way
                                                  Brentwood, TN 37027
---------------------------------------------------------------------------------------
Mr. James R. Martin                               Plasti-Line, Inc.
Chairman & Chief Executive Officer                P.O. Box 59043
                                                  Knoxville, TN 37950-9043
---------------------------------------------------------------------------------------
Mr. Robert A. McCabe, Jr.                         First American Corporation
Vice Chairman - First American Corporation        First American Center
President - First American Enterprises            Nashville, TN 37737
---------------------------------------------------------------------------------------

CUSIP No. 72356P103                  Schedule 13D                Page 11 of 91
          ---------


---------------------------------------------------------------------------------------
Mr. Howard L. McMillan, Jr.                       Deposit Guaranty System
Chairman                                          One Deposit Guaranty Plaza, 4th Floor
                                                  Jackson, MS 39205
---------------------------------------------------------------------------------------
Mr. John N. Palmer                                Mobile Telecommunications
                                                  Technologies, Corp.
                                                  200 South Lamar Street
                                                  Mtel Centre, South Building
                                                  Jackson, MS 39201
---------------------------------------------------------------------------------------
Mr. Dale W. Polley                                First American Corporation
President and Principal Financial Officer         First American Center
                                                  Nashville, TN 37237-0616
---------------------------------------------------------------------------------------
M. E. B. Robinson, Jr.                            One Deposit Guaranty Plaza, 4th Floor
Vice Chairman & Chief Operating Officer           Jackson, MS 39205
First American Corporation
President - First American National Bank
---------------------------------------------------------------------------------------
Dr. Roscoe R. Robinson                            501 Jackson Blvd.
Retired                                           Nashville, TN 37205
Former Vice Chancellor for
  Health Affairs, Vanderbilt
  University
---------------------------------------------------------------------------------------
Mr. James F. Smith, Jr.                           5508 Heathrow
Retired                                           Knoxville, TN 37919
Former Chairman and Chief
  Executive Officer
First American National Bank
---------------------------------------------------------------------------------------
Mr. Cal Turner, Jr.                               Dollar General Corporation
Chairman and Chief Executive Officer              104 Woodmont Boulevard, Suite 500
                                                  Nasville, TN 37205
---------------------------------------------------------------------------------------
Ms. Celia A. Wallace                              Southern Medical Health Systems, Inc.
Chairman and Chief Executive Officer              3632 Dauphin Street
                                                  Suite 101-B
                                                  Mobile, AL 36608
---------------------------------------------------------------------------------------
Mr. Ted H. Welch                                  Eagle Communications
Real Estate Developer                             The Tower, Suite 2920
President and Chief Executive Officer             611 Commerce Street
                                                  Nashville, TN 37203
---------------------------------------------------------------------------------------
Mr. J. Kelley Williams                            ChemFirst, Inc.
Chairman and Chief Executive Officer              700 North Street
                                                  Jackson, MS 39202
---------------------------------------------------------------------------------------

CUSIP No. 72356P103                  Schedule 13D                Page 12 of 91
          ---------


---------------------------------------------------------------------------------------
Mr. David K. Wilson                               Cherokee Equity Corporation
Chairman of the Board                             P.O. Box 121559
                                                  3022 Vanderbilt Place
                                                  Nashville, TN 37212
---------------------------------------------------------------------------------------
Mr. Toby S. Wilt                                  TSW Investment Company
President                                         P.O. Box 50879
                                                  Nashville, TN 37205
---------------------------------------------------------------------------------------
Mr. William S. Wire, II                           6119 Stonehaven Drive
Retired                                           Nashville, TN 37215
Former Chairman of the Board
Genesco, Inc.
---------------------------------------------------------------------------------------

CUSIP No. 72356P103                  Schedule 13D                Page 13 of 91
          ---------


                                  EXHIBIT INDEX

                                                                   Location in
                                                                   Sequentially
                                                                   Numbered Copy
                                                                   -------------
Exhibit 1             Agreement and Plan of Merger
                      dated as of May 28, 1998                          14


Exhibit 2             Stock Option Agreement dated as of
                      May 28, 1998                                      77
